ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 15, 2016	Nathan Somogie T +1 617 951 7326 F +1 617 235 0073 nathan.somogie@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Mr. Kenneth Ellington

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Pantheon Fund, LLC (the “Fund”)

(File Nos. 333-199318 and 811-22973)

Dear Ms. Vroman-Lee:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on July 1, 2016 in connection with Post-Effective Amendment No. 1 to the above-referenced registration statement on Form N-2 (the “Registration Statement”), filed with the Commission on May 20, 2016 pursuant to the Securities Act of 1933, as amended (the “Securities Act”). The Staff’s comments are summarized below and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

1. Comment: Please confirm supplementally that the Fund will provide an EDGAR blackline in connection with future POS 8C Registration Statement amendments.

Response: The Fund confirms that it will provide an EDGAR blackline in connection with future POS 8C Registration Statement amendments.

2. Comment: Please confirm supplementally that the Fund will include audited financial statements in its next Registration Statement amendment.

Response: The Fund confirms that its upcoming Registration Statement amendment will include audited financial statements.

3. Comment: Please explain supplementally the expectation for the payment of the Management Fee by the Master Fund to the Adviser following the December 31, 2016 expiration of the voluntary fee waiver described in the Registration Statement.

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Response: The Fund notes that the voluntary fee waiver, as described in the Registration Statement, is not contractual and the Adviser may choose not to continue the waiver after December 31, 2016. Although the Fund currently expects that the Adviser will seek to continue the voluntary fee waiver for an additional period following December 31, 2016, there can be no assurance that the Adviser will be willing to renew the voluntary fee waiver following its scheduled December 31, 2016 expiration. If the voluntary fee waiver is not renewed, Investors in the Fund, as a result of the Fund’s investment in the Master Fund, will indirectly bear the Management Fee payable by the Master Fund to the Adviser.

4. Comment: In the “Summary of Terms—The Fund” section, please revise and narrow the definition of “Investors,” which are currently described as investors “who can tolerate a high degree of risk and do not require a liquid investment.”

Response: In response to the Staff’s comment, the Fund will revise the above-referenced disclosure in the “Summary of Terms—The Fund” section as follows:

“The Fund is an appropriate investment only for ~~those~~ “accredited investors” (as defined in Regulation D under the Securities Act) (“Investors”) who can tolerate a high degree of risk and do not require a liquid investment.”

5. Comment: In the “Summary of Terms—Investment Objective and Strategies” section, the disclosure states: “Direct investments and co-investments, unlike investments in Investment Funds, generally do not bear an additional layer of fees or bear significantly reduced fees.” Please describe who pays the additional layer of fees borne as a result of direct investments and co-investments in the event that such fees are generated.

Response: The Fund expects that a pro rata portion of any additional fees borne by the Master Fund as a result of direct investments and/or co-investments would be paid by the Fund and other investors in the Master Fund to the third party sponsoring such direct investments and/or co-investments and would be included as Acquired Fund Fees and Expenses in the Fund’s Total Annual Expenses.

6. Comment: In the “Summary of Terms—Borrowing” section, the disclosure states: “The Fund does not intend to borrow money for investment purposes during its first year of operations.” Please confirm whether the Fund intends to borrow money for investment purposes on a going-forward basis and, if so, include interest expense in the “Summary of Fund Expenses” table.

Response: The Fund does not intend to borrow money for investment purposes during its next fiscal year of investment operations. Accordingly, the Fund will revise the above-referenced disclosure as follows:

“The Fund does not intend to borrow money for investment purposes during its ~~first~~ current fiscal year ~~of operations~~.”

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7. Comment: Please explain supplementally what is meant by the reference to “other investors in the Master Fund” in the “Summary of Terms—Repurchase of Units by the Fund” section.

Response: The Fund respectfully submits that, in addition to the Fund and any seed capital investor in the Master Fund, the Master Fund may accept investments from other institutional investors eligible to purchase interests in the Master Fund.

8. Comment: In the “Summary of Terms—Repurchases of Units by the Fund” section, please revise the first sentence of the fourth paragraph as follows: “The Master Fund will make repurchase offers, if any, to all holders of Master Fund Interests, including the Fund and any seed capital investor or other investors in the Master Fund.”

Response: The requested change will be made.

9. Comment: Please explain supplementally the reason for the significant increase in “Other Expenses” disclosed in the “Summary of Fund Expenses” section as compared to “Other Expenses” reflected in the currently effective Registration Statement. Consider including an explanation of the reasons for such increase within the body of Registration Statement if such disclosure would be beneficial to Investors.

Response: The Fund notes that the increase in “Other Expenses” is primarily attributable to legal and accounting fees borne by the Fund as a result of the complicated and novel regulatory and accounting issues posed by the Fund’s structure and investment strategy, together with the Fund’s lower-than-expected asset size. The Fund notes that these amounts are limited by the Expense Limitation and Reimbursement Agreement. Accordingly, the Fund respectfully submits that the existing disclosure is adequate.

10. Comment: Please explain supplementally why the “Total Annual Expenses” (prior to fee waivers and expense reimbursements) for each class in the “Summary of Fund Expenses” table differ significantly from the “Ratio of total expenses to average net assets (without reimbursements and waivers)” for each class in the “Financial Highlights” section.

Response: The Fund notes that the “Total Annual Expenses” (prior to fee waivers and expense reimbursements) in the “Summary of Fund Expenses” represent the current expense structure for each class as of the date of the Registration Statement, while the “Ratio of total expense to average net assets (without reimbursements and waivers)” in the “Financial Highlights” section represents the historical expense structure for each class for the fiscal year ended March 31, 2016. The Fund notes that the difference between the two ratios is primarily attributable to a significant decrease in legal expenses during the last quarter of the fiscal year.

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11. Comment: Please provide supplementally the dollar value of the “Excluded Expenses” (as defined in the Expense Limitation and Reimbursement Agreement) over the last fiscal year for each class as described in footnote 7 to the “Summary of Fund Expenses” table.

Response: The Fund notes that the dollar value of the “Excluded Expenses” (as defined in the Expense Limitation and Reimbursement Agreement) for the fiscal year ended March 31, 2016 was $56 for Advisory Class, $76 for Brokerage Class, $45 for Institutional Class and $14,210 for Institutional Plus Class. The Fund notes that the differences among the total dollar value of the “Excluded Expenses” for Advisory Class, Brokerage Class and Institutional Class are primarily attributable to distribution fees, while the significantly higher dollar value of the “Excluded Expenses” for Institutional Plus Class reflects the longer operating history and greater asset size of Institutional Plus Class.

12. Comment: In footnote 7 to the “Summary of Fund Expenses” table, please revise the description of the Expense Limitation and Reimbursement Agreement to state that amounts recaptured pursuant to the Expense Limitation and Reimbursement Agreement will be limited to the lesser of (1) the expense limitation amount that was in effect at the time of the waiver or reimbursement or (2) the expense limitation amount that is in effect at the time of recapture. Please make similar changes to the disclosure wherever the Expense Limitation and Reimbursement Agreement is described throughout the Registration Statement.

Response: The Fund confirms that during the recoupment period, the Adviser may recover from the Fund fees waived and expenses paid to the extent that such recaptured payments would not cause the Fund’s annual operating expenses (exclusive of the “Excluded Expenses” described in the Registration Statement) to exceed the lesser of (1) the contractual expense limitation amount that was in effect at the time of the waiver or reimbursement or (2) the contractual expense limitation amount that is in effect at the time of the recapture. Because this aspect of the recoupment feature of the Expense Limitation and Reimbursement Agreement is protective of Investors, the Fund does not believe that adding disclosure detailing the operation of this feature of the recoupment would enhance Investor understanding. Accordingly, the Fund respectfully declines to make the requested changes.

13. Comment: Please explain supplementally whether the Expense Limitation and Reimbursement Agreement has a termination date, and if not, revise the disclosure to indicate that the Expense Limitation and Reimbursement Agreement cannot be terminated without Board approval.

Response: The Fund respectfully submits that the following disclosure, as it appears in the “Summary of Terms—Expense Limitation and Reimbursement Agreement” section of the Registration Statement, provides an accurate description of the termination feature of the Expense Limitation and Reimbursement Agreement:

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“The Expense Limitation and Reimbursement Agreement shall remain in effect until such time that the Adviser ceases to be the investment adviser of the Fund or upon mutual agreement among the Adviser, the Board of the Fund and the Board of the Master Fund.”

Accordingly, no changes to the disclosure have been made.

14. Comment: In the “Financial Highlights” section, please explain supplementally the reference to October 1, 2014 as the date of commencement of operations of Institutional Plus Class Units, given that the other classes of Units commenced operations on October 1, 2015.

Response: The Fund notes that Institutional Plus Class Units commenced operations prior to the commencement of operations of other classes of Units described in the Registration Statement. Prior to October 1, 2015, Institutional Plus Class Units were known as Advisory Class Units and were offered pursuant to a private placement memorandum filed with the Commission in connection with the Fund’s registration under the 1940 Act. In connection with the subsequent registration of the Fund’s Units for sale to the public under the Securities Act, the Fund’s Unit classes were restructured and the former Advisory Class Units were renamed Institutional Plus Class Units. Accordingly, the Fund believes that the existing disclosure is appropriate.

15. Comment: Please confirm that any Master Fund repurchase offers will be made to all investors in the Master Fund, including the Fund and each of its Unit classes.

Response: The Fund confirms that repurchase offers by the Master Fund will be extended by the Master to all Master Fund investors, including the Fund. Following the expiration of the lock-up applicable to all Investors in the Fund on September 30, 2016, the Fund expects that all repurchase offers by the Master Fund will be passed through by the Fund to all Investors in the Fund. The Fund notes that under the Fund’s limited liability company agreement, the decision to conduct a repurchase offer by the Fund, including the decision to pass through to Investors in the Fund a repurchase offer by the Master Fund, is subject to the discretion of the Fund’s Board.

16. Comment: The disclosure in the “Repurchase of Units and Transfers—Periodic Repurchases” section states: “The Master Fund may make repurchase offers to its investors at times when repurchase offers are not made to Investors in the Fund, including during the first two full years of the Fund’s operations.” Please explain supplementally how the Master Fund may make repurchase offers to certain of its investors at times when repurchase offers are not made to Investors in the Fund, including during the first two full years of the Fund’s operations, without violating Rule 13e-4(f)(8)(i) under the Securities Exchange Act of 1934 (the “all holders rule”). Please also note that the Fund’s multiple-class exemptive order does not permit different liquidity terms among the various investors in the Master Fund, and to the extent that such terms would have the effect of entitling certain investors in the Master Fund to a preferential claim on the Master Fund’s assets, the Staff notes that such a claim would implicate Section 18 of the 1940 Act.

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Response: The Fund notes that repurchase offers by the Master Fund will be extended by the Master Fund to all Master Fund investors, including the Fund. The Fund notes that under the Fund’s limited liability company agreement, the decision to conduct a repurchase offer by the Fund, including the decision to pass through to Investors in the Fund a repurchase offer by the Master Fund, is subject to the discretion of the Fund’s Board. Nevertheless, the Fund expects that, following the expiration of the lock-up applicable to all investors in the Fund on September 30, 2016, all repurchase offers by the Master Fund will be passed through by the Fund to all Investors in the Fund.

The Fund respectfully submits that no investor in the Master Fund will have liquidity terms mandated by the Master Fund that differ from those of any other Master Fund investor, nor will any Master Fund investor have any preferential claim on the Master Fund’s assets relative to any other Master Fund investor. Likewise, the Fund respectfully submits that no Investor in the Fund will have liquidity terms mandated by the Fund that differ from those of any other Investor in the Fund, nor will any Investor in the Fund have any preferential claim on the Fund’s assets relative to any other Investor in the Fund.

In response to the Staff’s comment, the Fund will revise the second paragraph of the section “Summary of Terms—Repurchases of Units by the Fund” as follows:

“Since all or substantially all of the Fund’s assets will be invested in the Master Fund, the Fund does not expect to conduct a repurchase offer of Units unless the Master Fund contemporaneously conducts a repurchase offer of its units. Likewise, after the first two full years of the Fund’s operations, the Fund expects to conduct a repurchase offer of Units contemporaneously with any repurchase offer by the Master Fund.”

The Fund will also revise the second paragraph of the section “Repurchases of Units and Transfers—Periodic Repurchases” as follows:

“Since all or substantially all of the Fund’s assets will be invested in the Master Fund, the Fund will generally find it necessary to liquidate a portion of its Master Fund Interests in order to satisfy repurchase requests. Because Master Fund Interests ~~may not be transferred~~ are not redeemable solely at the discretion of the Fund, the Fund may withdraw a portion of its Master Fund Interest only pursuant to repurchase offers by the Master Fund. Therefore, the Fund does not expect to conduct a repurchase offer of Units unless the Master Fund contemporaneously conducts a repurchase offer for Master Fund Interests. Likewise, after the first two full years of the Fund’s operations, the Fund expects to conduct a repurchase offer of Units contemporaneously with any repurchase offer by the Master Fund.”

17. Comment: The disclosure in the “Repurchases of Units and Transfers—Procedures for Repurchase of Units” section states: “The Fund expects that payment upon a repurchase of Units will be made in the form of cash or a debt obligation, which may or may not be certificated, and which would entitle the applicable Investor to payment in satisfaction of the repurchase of Units.”

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Please explain supplementally whether Investors in the Fund have the right to choose whether to receive a promissory note or a debt obligation upon a repurchase of Units, and whether the Fund’s repurchase procedures provide a “default” method of payment from which Investors can opt out.

Response: The Fund anticipates that tendering Investors will receive an uncertificated debt obligation upon a repurchase of Units, although the Fund reserves the right to offer payment in cash or a certificated debt instrument in return for tendered Units. The Fund generally expects that it will issue a promissory note to a tendering Investor who specifically requests a certificated debt instrument, but the Fund does not currently intend to offer Investors an opt-out method of payment.

18. Comment: The disclosure in the “Repurchases of Units and Transfers—Procedures for Repurchase of Units” section of the Registration Statement indicates that a debt obligation issued in connection with a repurchase offer may or may not be certificated. Please explain supplementally why a debt obligation would not be certificated and the risk to investors of an uncertificated debt obligation.

Response: The Fund anticipates that a debt obligation issued in connection with a repurchase offer may not be certificated given the administrative burden associated with certification. The Fund believes that its Administrator is capable of recording and processing uncertificated debt obligations in connection with periodic repurchase offers, and believes that any associated risks to Investors would be minimal and would be outweighed by the corresponding savings in administrative expenses.

19. Comment: Please confirm supplementally that the deadline for revocation of tenders to the Fund (the “Expiration Date”) is different from the Tender Valuation Date described in the “Repurchases of Units and Transfers—Procedures for Repurchase of Units” section.

Response: The Fund confirms that the Adviser anticipates that repurchase offers will generally commence approximately 100 days prior to each Tender Valuation Date (each March 31, June 30, September 30 and December 31), and tenders will be revocable upon written notice to the Fund up to 75 days prior to the Tender Valuation Date (such deadline for revocation being the “Expiration date”).

20. Comment: In the “Repurchases of Units and Transfers—Procedures for Repurchase of Units” section, please revise the disclosure to state: “In the event that the Board determines that modification of the repurchase procedures described above is required, appropriate or desired, the Board will adopt revised repurchase procedures as necessary to ensure the Fund’s compliance with applicable regulations or as the Board in its sole discretion deems appropriate or desirable in accordance with federal securities regulations.”

Response: The requested change will be made.

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21. Comment: The last bullet in the “Repurchases of Units and Transfers—Mandatory Redemption by the Fund” section states that the Fund may repurchase all or any portion of the Units of an Investor without consent or other action by the Investor or other person if the Fund determines that “it would be in the interest of the Fund, as determined by the Board, for the Fund to repurchase the Units.” Please confirm supplementally that the criteria used by the Board in determining whether a mandatory redemption would be in the best interest of the Fund are objective and do not permit discretion by the Fund in a way that unfairly discriminates against any Investor.

Response: The Fund confirms that the criteria used by the Board in determining whether a mandatory redemption would be in the best interest of the Fund will be objective and will not permit discretion by the Fund in a way that unfairly discriminates against any Investor.

22. Comment: In the “Certain Tax Considerations” section, please consider removing the disclosure under the heading “Foreign Investors” describing the consequences of the Fund being a qualified investment entity (“QIE”) if the Fund does not expect that it will be a QIE.

Response: The Fund believes that the above-referenced disclosure is helpful because it describes certain consequences that would be relevant to an Investor if the Fund were a QIE. In response to the Staff’s comment, under the heading “Foreign Investors” in the “Certain Tax Consequences” section, the first sentence of the paragraph describing the special rules that would apply if the Fund were a QIE will be revised as follows:

“The Fund generally does not expect that it will be a so-called qualified investment entity ~~Special rules would apply if the Fund were a qualified investment entity~~ (“QIE”), as it would be if it were ~~because it is either~~ a “U.S. real property holding corporation” (“USRPHC”) or would be a USRPHC but for the operation of certain exceptions to the definition of USRPIs described below.”

23. Comment: Please confirm that the Fund will file a consent of its independent registered public accounting firm with its next post-effective Registration Statement amendment.

Response: The Fund confirms that it will file a consent of its independent registered public accounting firm in connection with its upcoming post-effective Registration Statement amendment.

24. Comment: Please revise the signature page of the Registration Statement to include signatures for the Master Fund and its directors and officers, as applicable.

Response: The Master Fund will sign the Registration Statement.

* * * * *

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We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 951-7326.

Very truly yours,

/s/ Nathan D. Somogie

Nathan D. Somogie, Esq.

cc:	Mark J. Duggan, AMG Funds LLC

Kara Zanger, Pantheon Ventures

Gregory C. Davis, Esq.